Exhibit 99(g)
                          PRESS RELEASE


FOR IMMEDIATE RELEASE
WEDNESDAY
SEPTEMBER 10, 1997


CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501) 688-8229


                     TCBY NET INCOME UP 35%
                OVER 300 STORES UNDER DEVELOPMENT






LITTLE ROCK, AR - (Wednesday) September 10, 1997 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced net income for
the first  nine  months  of     1997  increased  35  percent to
$7,701,787, or $.32 per share, from $5,703,931, or $.23  per
share, for the  same period  in 1996.   Net  income for  the
third quarter of 1997 increased to $4,325,146, or $.18 per share, from $3,755,387, or $.15 per share, for the same period of 1996.

Sales and franchising revenues for the first nine months of 1997 increased to $83,793,631 from $75,443,872 in 1996.
While this represents an 11 percent improvement in revenues, the increase in sales and franchising revenues excluding Company-owned units (which were franchised or closed during
1996) and sales from Carlin Manufacturing (a company subsidiary divested in the third quarter of 1997) is 16 percent. Sales and franchising revenues for the third quarter of 1997 increased to $34,137,907 from $30,221,179 last year, a 13 percent improvement. The increase in sales and franchising revenues during both periods is primarily attributable to the Company's continued development of co-branded locations, increased distribution of "TCBY"(Registered) branded products through retail channels, private label manufacturing opportunities, and expanded international development.

There were 2,766 "TCBY"(Registered) locations and 21 Juice Works(Registered) locations open, as well as several thousand retail points-of-sale for "TCBY"(Registered) products worldwide, at the conclusion of the third quarter of 1997. There were over 300 "TCBY"(Registered) locations and 17 Juice Works(Registered) locations under agreement for development. Most of the "TCBY"(Registered) locations under development will be co-branded locations with other food or petroleum operations.

During the third quarter, the International division finalized a new franchise agreement for several islands in the eastern Caribbean, including Trinidad and Tobago, Barbados, and St. Lucia. The Company now has development agreements in over 65 countries.

In July, the Company announced the completion of the sale of Carlin Manufacturing, Inc., a manufacturer of specialty vehicles. This sale was part of the overall strategic plan previously announced by the Company in order to refocus on its core businesses.

"Development opportunities for additional TCBY locations in conjunction with our co-branding partners remain great," said Frank D. Hickingbotham, Chairman and Chief Executive Officer. "We are pleased with our third quarter results and now have experienced seven consecutive quarters of income improvements over the prior periods. The Company expects these improvements to continue throughout the remainder of 1997 and into 1998."

The above quote contains forward-looking statements based on certain assumptions regarding the economy, unit openings and closings, sales volumes per unit and other manufacturing opportunities. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements.

On September 3, the Company launched its web site at www.tcby.com. The site includes information on the Company, new product announcements, current press releases, and franchising details.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, soft serve sorbet, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

                        TCBY Enterprises, Inc.
                     Selected Financial Highlights
                   ($000, Except Per Share Amounts)





                              (Unaudited)

                                 Quarter Ended      Nine Months Ended
                              August 31  August 31 August 31 August 31
                                1997       1996      1997      1996
Operating Results
Sales & Franchising Revenue   $34,138   $ 30,221   $83,794   $ 75,444
Net Income                    $ 4,325   $  3,755   $ 7,702   $  5,704
Net Income Per Share          $   .18   $    .15   $   .32   $    .23
Average Shares Outstanding     23,881     25,036    24,168     25,293
Dividends Paid Per Share      $   .05   $    .05   $   .15   $    .15

                                         August 31     November 30
                                            1997           1996
Financial Position
Current Assets                          $ 49,674       $ 44,706
Current Liabilities                     $ 14,779       $ 10,777
Property, Plant & Equipment, net        $ 41,164       $ 43,339
Total Assets                            $105,089       $102,468
Long-term Debt, less current portion    $  7,091       $  9,469

Stockholders' Equity                    $ 97,604       $ 93,419
  Less Treasury Stock                   $(18,100)      $(14,198)
Total Stockholders' Equity              $ 79,504       $ 79,221





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